Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia

Postal Address: PO Box 393 Hamilton, Qld 4007, Australia

Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

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04035472

30/06/2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 12 2004
WASH, D.C. 179

82-34648

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: ~~82-34649~~

Please refer to the attached Market Announcements that we have disclosed to the Australian Stock Exchange on 30 June 2004 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

dlw 7/14

PROCESSED
JUL 14 2004
THOMSON FINANCIAL

SAM'S
SEAFOOD
From The Sea To The Table

SAM'S SEAFOOD HOLDINGS LIMITED
43 Holt Street, Eagle Farm, Qld 4009, Australia
PO Box 393, Hamilton, Qld 4007, Australia
Phone: 07 3131 4100, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

28 June 2004

The Australian Stock Exchange Limited
Company Announcement Office

ANNOUNCEMENT TO THE MARKET

COMPLETION OF PROPERTY TRANSACTION – SAM'S SEAFOOD COLD STORE

The Directors of Sam's Seafood Holdings Limited ("the Company") are pleased to advise that, Sam's Seafood Properties Ltd, a wholly owned subsidiary of the Company, has completed the sale and lease back of its cold store facility located at 164 Lavarack Avenue, Eagle Farm, Queensland to prominent Queensland-based property syndicate company, NHLS & Co. (refer to the previous announcement released on 19 February 2004) for $6.6 m.

The transaction in itself will contribute in excess of $1m before tax to the Group during the second half of the current financial year.

In line with its strategic directive, the Company's Board will continue to diligently review and assess Sam's Seafood Group's existing and future property portfolio ensuring that it:

1) seeks to maximise shareholder returns;
2) increases earnings to the Group;
3) further improves the Company's balance sheet and business ratios; and
4) generates working capital to support and sustain the Group's vigorous growth strategy.

Ken Situ
Company Secretary